

Mail Stop 3233

June 6, 2018

Via E-Mail
Edward P. Lorin
Chief Executive Officer
Impact Housing REIT, LLC
23901 Calabasas Road Suite 2010
Calabasas, CA 93102

> **Re:** **Impact Housing REIT, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed June 1, 2018**
> **File No. 024-10649**

Dear Mr. Lorin:

We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Risks of Investing, page 1

1.   We note that your Investment Agreement contains a waiver of trial by jury provision. Please include a risk factor that addresses the risk to investors and the enforceability of this provision.

Limitation on Rights in Investment Agreement, page 9

2.   We note your risk factor disclosure regarding the exclusive forum provision in your Investment Agreement. Please revise to address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq
        Flaster Greenberg
        Via E-mail